CONTACT:  Maja D. Larson
 (206) 623-1635 x108



     Seattle, WA...December 17, 1996...Todd Shipyards Corporation (the "Company") reported today that the Environmental Protection Agency (the "EPA") has issued its Record of Decision ("ROD") regarding the Shipyard Sediment Operable Unit (the "Unit") of the Harbor Island Superfund Site (the "Site") in Seattle, Washington. The Company was named as a potentially responsible party on the Site in 1986. The Company's subsidiary, Todd Pacific Shipyards Corporation ("Todd Pacific"), operates a shipyard on the Site. The issued ROD proposes the dredging and disposal of approximately 116,000 cubic yards of material currently in the Duwamish River and Elliott Bay surrounding Todd Pacific's facility. The EPA estimates the remedial cost including long term monitoring and maintenance between $5.5 million and $7.9 million. The difference in estimated remedial costs reflects the variety of potential locations for a confined nearshore disposal site for the dredge materials.
     As previously disclosed, prior to issuance of the ROD the range of clean up efforts proposed by the EPA varied from no cost if no action were taken to $30 million for a broadly defined effort. The Company has not yet provided any reserves in connection with the Sediment Unit. However, after taking into account the information contained in the ROD and considering information currently available to the Company with regard to its other environmental issues, the Company expects to charge $4.25 million against earnings for its third fiscal quarter ending December 29, 1996, to reflect anticipated costs associated with the Unit. This increases the Company's environmental reserves for the entire Site to $11.4 million. The Company has not yet entered into a consent decree or any other remedial agreement covering the Unit and will continue to evaluate its options and response to the findings in the ROD.